                                                                    Exhibit 2(f)


                        FIFTH AMENDMENT TO THE BYLAWS OF
                               JANUS ASPEN SERIES

Pursuant to the authority granted by Article III, Section 1(c) of Janus Aspen Series' ("JAS") Amended and Restated Trust Instrument dated March 18, 2003, as may be amended or supplemented from time to time (the "Trust Instrument"); by
Article IX, Section 1 of JAS's Bylaws, as may be amended or supplemented from time to time; and by an affirmative unanimous vote of the Board of Trustees of JAS present at a meeting duly called, convened and held on March 22, 2005, JAS's Bylaws are amended as follows:


ARTICLE III IS AMENDED BY ADDING A NEW SECTION 8 AS FOLLOWS:

Section 8. Chairperson of the Committee. A Trustee serving as Chairperson of any Committee of the Trustees shall not be subject to any greater liability, nor subject to any higher standard or duty, than that to which he or she would be subject if not serving as Chairperson of that Committee.


SECTION 2 OF ARTICLE IV IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

Section 2. Election, Tenure and Qualifications of Officers. The officers of the Trust, except those appointed as provided in Section 10 of this Article, shall be elected by the Trustees. Each officer elected by the Trustees shall hold office until his or her successor shall have been elected and qualified or until his or her earlier resignation. Any person may hold one or more offices of the Trust except that no one person may serve concurrently as both President and Secretary. No officer need be a Trustee.